SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 10, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐

SIGNATURES

     This Form 6-K consists of the two Media Releases and the note on UBS’s compensation decisions, which appear immediately following this page.

UBS AG

Media Relations Tel. +41-44-234 85 00

www.ubs.com

10 February 2009
Media release
Preparing UBS for the new market environment
UBS announced today structural changes to adjust to new market conditions and the changing environment.
UBS created two new business divisions: Wealth Management & Swiss Bank under the leadership of Franco Morra and Juerg Zeltner, and Wealth Management Americas, led by Marten Hoekstra. Each of the three executives is a member of the Group Executive Board.
The new structure re-focuses UBS on its Swiss core businesses, on the large scale and strengths of its international wealth management franchise in Switzerland, and on the growth potential of its on-shore business globally.
The Investment Bank has made substantive progress in de-risking and de-leveraging its balance sheet, and its overall structure has been greatly simplified. Achievable targets have been set for 2009 for further reducing headcount and for use of balance sheet and overall risk.
UBS confirmed the Board of Directors’ and the Group Executive Board’s commitment to each of UBS’s business divisions and strategy. Despite difficult market conditions, UBS has made substantial progress in adjusting its operations and has prepared itself for the new market environment.
Zurich/Basel, 10 February 2009 – The Board of Directors and Group Executive Board of UBS have accelerated the process of focusing the bank on its client businesses to ensure long-term sustainable profitability.
Peter Kurer, Chairman, said: “With our announcements we are emphasizing the importance of our core business in Switzerland, which will be much better represented in our leadership and governance going forward. In addition, we are showing our willingness to further invest in our industry-leading global Wealth Management business. The Board of Directors and the Group Executive Board are also renewing their full commitment to our Investment Bank. Over the last few months its business model has been completely refocused with a view to be managed in line with the requirements of the new banking landscape. Our Global Asset Management division is also well positioned to respond to market developments.”
Over the past 18 months UBS has aggressively managed the challenges of the financial crisis. UBS raised capital from private investors and from the Swiss government, reduced its cost basis, continuously reduced its balance sheet and substantially reduced its positions in

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troubled securities, including through the transaction with the Swiss National Bank (SNB). Furthermore, UBS has strengthened its governance, improved risk controls, streamlined its management structure and introduced an innovative, forward-looking compensation model.
Marcel Rohner, Group CEO, said: “The conditions for the financial industry have changed and will remain different for the foreseeable future. We have adjusted our businesses such that they are best positioned to be profitable and to grow sustainable earnings in a new environment.”
Changes in Global Wealth Management and Swiss banking
With immediate effect, UBS will establish two new business divisions: Wealth Management & Swiss Bank, comprising all non-American wealth management businesses as well as the Swiss private and corporate client business, and Wealth Management Americas.
“The formation of the two new divisions will help to re-build our reputation and recognition. Management will focus on their specific strategic challenges which, among others, are changes in client behavior, new market dynamics and a tight regulatory environment,” Marcel Rohner commented. “We will broaden the wealth management representation at the Group Executive Board level and, particularly, elevate the profile of the highly profitable and dependable Swiss business,” Rohner added.
Wealth Management & Swiss Bank: organizational view
Wealth Management & Swiss Bank will be led by two new Group Executive Board members, Franco Morra and Juerg Zeltner.
As CEO Switzerland, Franco Morra will head the wealth management business for domestic Swiss wealth management and private clients and will represent UBS to Swiss stakeholders. In his previous roles and senior management positions at UBS, Franco Morra has accumulated a wealth of experience in different and diverse wealth management markets. This background

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will help him raise UBS’s profile as the leading bank for wealth management, retail, corporate and institutional clients in Switzerland.
As CEO Wealth Management Global, Juerg Zeltner will lead all UBS domestic wealth management businesses outside of Switzerland and the Americas. Juerg Zeltner has been with the firm since 1987 in various senior management positions in the Private Banking Division in Switzerland, the US and in Germany. This vast experience – combined with the distinct strengths of the large scale of UBS – will enable him to further develop our world-leading Wealth Management business.
Wealth Management Americas under the leadership of Marten Hoekstra will continue to focus on gaining scale and market share in the domestic US wealth management market as well as further developing the Canadian and Latin American markets.
Investment Bank
The Investment Bank will remain a core business of UBS. It has been significantly de-risked and de-leveraged, and its overall structure has been greatly simplified. Further targets have been set for 2009 for reducing its use of balance sheet and overall risk. The Investment Bank will also further reduce its headcount to 15,000 by the end of the year (this does not include staff who will be managing positions from businesses that UBS is exiting).
UBS has already implemented far-reaching changes in its Fixed Income business. The overriding strategy is to simplify the structure, emphasize the client business and reduce risk and balance sheet usage. As a consequence, the Investment Bank has exited Institutional Municipal Securities, Proprietary Trading, Commodities (excluding precious metals, ETD and indices) and Real Estate & Securitization activities as well as exotic Structured Products.
“We are focusing on our three core businesses: our Investment Banking Department and Equities activities, with their very strong global franchises, as well as our client-facing Fixed Income areas, including our world class Foreign Exchange (FX) business,” Jerker Johansson, CEO of the Investment Bank, explained. “Our number one priority is to be profitable in 2009. Going forward, our Investment Bank will be client-focused, self-fundable and less complex to manage.”
Peter Kurer added, “The Board has now concluded its strategic review and is committed to the refocused Investment Bank as a fundamental part of a strong UBS.”
Global Asset Management
UBS Global Asset Management continues to be a key part of UBS’s strategy and franchise. The increased autonomy given to UBS’s business divisions, including Global Asset Management, gives it greater flexibility to pursue appropriate strategies for the benefit of clients.

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Outlook
UBS has had an encouraging start to the year, and net new money was positive in January in both our wealth management and asset management businesses. However, financial market conditions remain fragile as company and household cash flows continue to deteriorate. On the other hand, governments are taking very substantial measures to ease fiscal and monetary conditions. Our near-term outlook remains cautious, and UBS will continue its program to strengthen its financial position through reductions in risk positions, risk weighted assets, total assets and operating costs. This will allow us to focus management and other resources on securing and building the firm’s core client businesses.
UBS
Enclosures: CVs

Media Relations 10 February 2009 Page 5 of 5
CEO Switzerland, Franco Morra
In November 07 he was appointed Head of Wealth Management Western Europe, Mediterranean, Middle East & Africa. In addition, as of September 2008 he was also responsible for the business unit Latin America, Caribbean & Canada. Franco Morra joined UBS in 2005 as Head of Wealth Management Italy and as a member of the Group Managing Board. Before joining UBS, he held various management positions at The Boston Consulting Group Inc. between 1992 and 2005. He holds a PhD in economics from the University of St. Gall (Switzerland). He was born on 31 August 1967. His citizenship is Swiss-Italian.
CEO Wealth Management Global, Juerg Zeltner
In November 07 he was appointed Head of Wealth Management North, East & Central Europe and became a member of the Group Managing Board in the same year. From 2002 to 2005 he was CEO of UBS Deutschland AG, Frankfurt and became CEO of all UBS business in Benelux, Germany and Central Europe in 2007. Prior to that, he held various management positions in the Private Banking Division of UBS. Between 1987 and 1998, Juerg Zeltner was with SBC in various roles within the Private and Corporate Client Division in Bern, New York and Zurich. He graduated from the School of Economics and Business Administration in Bern and completed the Advanced Management Program at Harvard Business School. He was born on 4 May 1967 and is a Swiss citizen.

UBS AG

Media Relations Tel. +41-44-234 85 00

www.ubs.com

10 February 2009
Media release
UBS reports a fourth quarter loss of CHF 8.1 billion;
excluding certain substantial items, adjusted net operating results (pre-tax) were negative CHF 2.8 billion
Year-end tier 1 capital ratio of 11.5%
Fourth quarter 2008 results
•	Excluding certain substantial items, adjusted net operating results (pre-tax) were negative CHF 2,806 million.
•	Fourth quarter net loss attributable to UBS shareholders of CHF 8,100 million, including a CHF 1,727 million net income tax benefit.
•	Fourth quarter net new money outflows of CHF 58.2 billion from Global Wealth Management & Business Banking and CHF 27.6 billion from Global Asset Management; the net new money trend improved progressively over the fourth quarter and net new money was positive in January for both businesses.
Full-year 2008 results
•	Group net loss attributable to UBS shareholders of CHF 19,697 million for full-year 2008, due primarily to losses on risk positions in the Investment Bank.
•	Lower invested assets drove reductions in revenue and profit from Global Wealth Management & Business Banking and Global Asset Management in 2008.
•	Significantly lower performance-based compensation drove cost reductions across all business divisions in 2008.
Risk positions
•	Substantial reduction in risk positions during the fourth quarter in addition to the transaction with the Swiss National Bank; first transfer of securities to the fund owned and controlled by the SNB completed in December 2008.
•	Remaining risk concentrations exposures in leveraged finance and monolines contributed to losses of CHF 3.7 billion (USD 3.2 billion) in the fourth quarter.
•	The reclassification of certain financial assets during the fourth quarter led to lower trading losses but higher impairment charges.
Capital and balance sheet
•	Strong capital ratio for year-end 2008, with a tier 1 ratio of 11.5% and a total capital adequacy ratio of 15.5%.

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•	Total risk-weighted assets under Basel II declined 9% during the fourth quarter to CHF 302 billion.
Cost reduction
•	Fourth quarter personnel expenses down 41% from the previous quarter; full-year 2008 personnel expense down 36% from 2007.
•	Personnel reductions totaled 1,782 during fourth quarter.
Outlook
•	UBS has had an encouraging start to the year, and net new money was positive in January in both our wealth management and asset management businesses. However, financial market conditions remain fragile as company and household cash flows continue to deteriorate. On the other hand, governments are taking very substantial measures to ease fiscal and monetary conditions. Our near-term outlook remains cautious, and UBS will continue its program to strengthen its financial position through reductions in risk positions, risk weighted assets, total assets and operating costs. This will allow us to focus management and other resources on securing and building the firm’s core client businesses.
Strategy
•	UBS created two new business divisions: Wealth Management & Swiss Bank under the leadership of Franco Morra and Juerg Zeltner, and Wealth Management Americas, led by Marten Hoekstra. Each of the three executives are members of the Group Executive Board.
•	The new structure re-focuses UBS on its Swiss core businesses, on the large scale and strengths of its international wealth management franchise in Switzerland, and on the growth potential of its on-shore business globally.
•	The Investment Bank has made substantive progress in de-risking and de-leveraging its balance sheet, and its overall structure has been greatly simplified. Achievable targets have been set for 2009 for further reducing headcount and its use of balance sheet and overall risk.
•	UBS confirmed the Board of Directors’ and the Group Executive Board’s commitment to each of UBS’s business divisions and strategy. Despite difficult market conditions, UBS has made substantial progress in adjusting its operations and has prepared itself for the new market environment.
Refer to separate UBS media release published on Tuesday 10 February 2009 for more information on UBS’s strategic announcements.

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Zurich/Basel, 10 February 2009 — UBS reports a full-year loss of CHF 19,697 million and fourth quarter loss of CHF 8,100 million.
Full-year 2008 results
Net loss attributable to UBS shareholders was CHF 19,697 million for full-year 2008. This result compares with a loss of CHF 5,247 million in the prior year. Net losses from continuing operations totaled CHF 19,327 million, compared with losses of CHF 5,111 million in the prior year.
Losses were mainly due to negative revenues in the fixed income, currencies and commodities (FICC) area of the Investment Bank. The Investment Bank reduced its risk exposures significantly in 2008. Lower invested assets drove reductions in revenue and profit from Global Wealth Management & Business Banking and Global Asset Management in 2008.
Total operating expenses were down 22% as personnel expenses decreased 36% to CHF 16,262 million from CHF 25,515 million. This was primarily due to lower performance-related compensation, mainly in the Investment Bank.
Fourth quarter 2008 results
Net loss attributable to UBS shareholders was CHF 8,100 million, down from a net profit of CHF 296 million. Net loss from continuing operations was CHF 7,997 million compared with a profit of CHF 433 million.
The Investment Bank recorded a pre-tax loss of CHF 7,483 million, compared with a pre-tax loss of CHF 2,748 million in the prior quarter. This result was primarily due to trading losses, losses on exposures to monolines and impairment charges taken against leveraged finance commitments. An own credit charge of CHF 1,616 million was recorded by the Investment Bank in fourth quarter 2008, mainly due to redemptions and repurchases of UBS debt during this period.
Global Wealth Management & Business Banking recorded a decline in pre-tax profit to CHF 1,133 million from CHF 1,861 million. This was mainly due to credit losses on lombard loans, lower asset-based fees and a total charge of CHF 605 million related to auction rate securities (ARS). The ARS-related charge includes general and administrative expenses of CHF 545 million and trading losses of CHF 60 million and was recognized by Wealth Management US in addition to the provisions taken during second quarter 2008.
Pre-tax profit for Global Asset Management decreased to CHF 236 million from CHF 415 million. The decline was mainly due to lower asset-based fees and reflects a third quarter gain of CHF 168 million due to the sale of UBS’s minority stake in Adams Street Partners.
The transaction with the Swiss National Bank (SNB) and the fair valuation of the mandatory convertible notes (MCNs) placed with the Swiss Confederation resulted in an overall net charge of CHF 4.2 billion to UBS’s income statement, the majority of which was attributed to the Corporate Center. Restructuring charges of CHF 737 million also affected fourth quarter results and divestments contributed a net gain of CHF 227 million. This reflects a gain on the sale of UBS’s stake in Bank of China, which was partly offset by losses related the exiting of certain commodities businesses by the Investment Bank.
Excluding the net overall charge related to the SNB transaction and the issuance of MCNs, the own credit charge, the ARS-related charges, the restructuring charges and divestments mentioned above, UBS’s adjusted operating results (pre-tax) were negative CHF 2,806 million.
At the Group level, a credit loss expense of CHF 2,310 million was recognized in fourth quarter 2008, of which CHF 1,329 million was due to impairment charges on reclassified financial instruments, mainly on leveraged finance positions.
Operating expenses were down significantly compared with the prior quarter as personnel expenses decreased 41% to CHF 2,378 million in fourth quarter 2008. This was primarily due to lower

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performance-related compensation. Some of the accruals made in the first nine months of 2008 were reversed, particularly within the Investment Bank.
UBS recognized an income tax benefit of CHF 1,727 million in fourth quarter 2008.
Global Wealth Management & Business Banking recorded net new money outflows of CHF 58.2 billion in the fourth quarter, comprising CHF 58.3 billion in net outflows from Wealth Management International & Switzerland, CHF 4.1 billion in net inflows from Wealth Management US, and CHF 4.0 billion in net outflows from Business Banking Switzerland. Global Asset Management saw net new money outflows of CHF 27.6 billion in the fourth quarter. Outflows of institutional net new money were CHF 16.7 billion, while outflows in wholesale intermediary were CHF 10.9 billion.
Substantial items affecting fourth quarter operating results
Excluding the net overall charge related to the SNB transaction and the issuance of MCNs, the own credit charge, the ARS-related charges, the restructuring charges and divestments mentioned above, UBS’s adjusted net operating results (pre-tax) were negative CHF 2,806 million.
The transaction with the Swiss National Bank and the issuance of mandatory convertible notes to the Swiss Confederation resulted in a net overall charge of CHF 4.2 billion to UBS’s income statement. This reflects the costs of the equity purchase option, partially offset by the year-end value of that option, the loss arising from valuation differences on assets sold to the SNB StabFund, losses on hedges that were subject to trading restrictions as a result of the SNB transaction, and the impact of the contingent issuance of UBS shares in connection with the transaction. The fair valuation impact of the issuance of the MCNs is also included in this total.
An own credit charge of CHF 1,616 million was recorded by the Investment Bank in fourth quarter 2008, mainly due to redemptions and repurchases of UBS debt during this period.
Expenses for auction rate securities totaled CHF 605 million in the fourth quarter. This includes general and administrative expenses of CHF 545 million and trading losses of CHF 60 million. Wealth Management US has recognized these expenses in addition to the provisions taken during the second quarter.
Restructuring charges of CHF 737 million were recorded by the Investment Bank during the fourth quarter.
Divestments contributed a net gain of CHF 227 million to the Investment Bank. This reflects the gain on sale of UBS’s stake in Bank of China, which was partly offset by losses related the exiting of certain commodities businesses by the Investment Bank.
Risk positions significantly reduced
On 16 December 2008, the SNB StabFund acquired a first tranche of 2,042 securities positions from UBS for USD 16.4 billion. UBS and the SNB have agreed that UBS’s student loan auction rate securities (ARS) positions and securities currently insured by monolines will not be sold to the fund. As a result, the overall amount of positions already transferred or still expected to be transferred to the SNB StabFund has been reduced to USD 39.1 billion.
As a result of the transaction with the SNB and UBS’s ongoing risk reduction efforts, risk exposures have been significantly reduced over the quarter. Leverage finance and monoline remain risk concentrations. Exposures in leveraged finance and monolines contributed to losses of CHF 3.7 billion (USD 3.2 billion) in the fourth quarter.
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of USD 15.8 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan ARS with a fair value of USD 7.9 billion have been reclassified per 31 December 2008. In fourth quarter 2008, an impairment charge of USD 1.2 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not

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occurred, the impairment charge would not have been recognized but a trading loss of USD 4.2 billion would have been recorded in UBS’s fourth quarter income statement. Net interest income after reclassification amounted to USD 0.3 billion. In the fourth quarter, the operating profit before taxes would have been USD 3.2 billion lower if the reclassification would not have occured.
Capital base and balance sheet
UBS’s capital ratio remains strong with a year-end tier 1 ratio of 11.5% and total capital adequacy ratio of 15.5%.
UBS continued its deliberate balance sheet reductions during fourth quarter 2008 and reduced significantly its trading portfolio and collateral trading assets by a further CHF 269 billion (mainly in the Investment Bank). These large reductions were, however, masked by a significant rise in replacement values (increasing to a similar extent on both sides of the balance sheet), as market movements drove up positive replacement values by 51%, or CHF 290 billion in the fourth quarter alone, to reach CHF 854 billion at year-end 2008.
Total risk-weighted assets (RWA) under Basel II decreased 9% from the previous quarter, to CHF 302 billion. This reflects UBS’s ongoing risk reduction efforts and the SNB transaction.
Cost reduction
Personnel expenses decreased 41% to CHF 2,378 million from CHF 3,997 million. This was primarily due to lower performance-related compensation. Some of the accruals made in the first nine months of 2008 were reversed, particularly in the Investment Bank.
Personnel numbers reduced to 77,783 on 31 December 2008, down by 1,782 from 30 September 2008, with most staff reductions in the Investment Bank.
Outlook
UBS has had an encouraging start to the year, and net new money was positive in January in both our wealth management and asset management businesses. However, financial market conditions remain fragile as company and household cash flows continue to deteriorate. On the other hand, governments are taking very substantial measures to ease fiscal and monetary conditions. Our near-term outlook remains cautious, and UBS will continue its program to strengthen its financial position through reductions in risk positions, risk weighted assets, total assets and operating costs. This will allow us to focus management and other resources on securing and building the firm’s core client businesses.

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UBS financial highlights

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	(2.56)	0.09	(6.04)		58	(7.17)	(2.61)
Return on equity attributable to UBS shareholders (%) [2]						(54.4)	(11.7)
Cost / income ratio (%) [3]	N/A [4]	102.1	N/A [4]			608.6	111.0
Net new money (CHF billion) [5]	(85.8)	(83.6)	15.5			(226.0)	140.6

Group results
Operating income	(4,079)	5,556	(4,132)		1	1,545	31,721
Operating expenses	5,645	6,036	8,918	(6)	(37)	27,638	35,463
Operating profit before tax (from continuing and discontinued operations)	(9,705)	(480)	(13,016)		25	(25,894)	(3,597)
Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)
Personnel (full-time equivalents) [6]	77,783	79,565	83,560	(2)	(7)
Invested assets (CHF billion)	2,174	2,640	3,189	(18)	(32)

	As of					% change from
CHF million, except where indicated	31.12.08	30.9.08		31.12.07		30.9.08	31.12.07

UBS balance sheet and capital management
Balance sheet key figures
Total assets	2,015,549	1,996,719		2,274,891		1	(11)
Equity attributable to UBS shareholders	34,431	46,412		36,875		(26)	(7)
Market capitalization [7]	43,519	54,135		108,654		(20)	(60)
BIS capital ratios [8]
Tier 1 (%)	11.5	10.8	[9]	9.1	[10]
Total BIS (%)	15.5	14.9	[9]	12.2	[10]
Risk-weighted assets	302,273	332,451		374,421	[10]	(9)	(19)
Long-term ratings
Fitch, London	A+	AA-		AA
Moody’s, New York	Aa2	Aa2		Aaa
Standard & Poor’s, New York	A+	AA-		AA
1 Refer to note 8 of the fourth quarter 2008 financial report for more information on the earnings per share calculation. 2 Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Operating expenses / operating income before credit loss expense or recovery. 4 The cost / income ratio is not meaningful due to negative income. 5 Excludes interest and dividend income. 6 Excludes personnel from private equity (part of Corporate Center). 7 Refer to the “UBS registered shares” section of the fourth quarter 2008 financial report for further information. 8 Refer to the “Capital management” section of the fourth quarter 2008 financial report for further information. 9 Reflects the capital ratios according to Basel II data only. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements, the tier 1 capital ratio would amount to 10.2% and the total capital ratio to 14.0%, respectively. 10 The calculation prior to 2008 is based on the Basel I approach.

Media Relations
10 February 2009
Page 7 of 12
UBS financial highlights (USD)

USD-convenience translation (spot rate of CHF/USD as of 31.12.08):	1.07
As of or for the quarter ended
USD million, except where indicated	31.12.08

Performance indicators from continuing operations
Diluted earnings per share (USD) [1]	(2.39)
Return on equity attributable to UBS shareholders (%) [2]	(54.4)
Cost / income ratio (%) [3]	N/A [4]
Net new money (USD billion) [5]	(80.2)

Group results
Operating income	(3,812)
Operating expenses	5,276
Operating profit before tax (from continuing and discontinued operations)	(9,070)
Net profit attributable to UBS shareholders	(7,570)
Personnel (full-time equivalents) [6]	77,783
Invested assets (USD billion)	2,032

UBS balance sheet and capital management
Balance sheet key figures
Total assets	1,883,691
Equity attributable to UBS shareholders	32,179
Market capitalization [7]	40,672
BIS capital ratios [8]
Tier 1 (%)	11.5
Total BIS (%)	15.5
Risk-weighted assets	283,178
1 Refer to note 8 of the fourth quarter 2008 financial report for more information on the earnings per share calculation. 2 Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Operating expenses / operating income before credit loss expense or recovery. 4 The cost / income ratio is not meaningful due to negative income. 5 Excludes interest and dividend income. 6 Excludes personnel from private equity (part of Corporate Center). 7 Refer to the “UBS registered shares” section of the fourth quarter 2008 financial report for further information. 8 Refer to the “Capital management” section of the fourth quarter 2008 financial report for further information.

Media Relations
10 February 2009
Page 8 of 12
Business division results: Global Wealth Management & Business Banking
4Q08 vs 3Q08
Pre-tax profit for Global Wealth Management & Business Banking was CHF 1,133 million in fourth quarter 2008 — a decrease of 39% from the prior quarter.
Wealth Management International & Switzerland’s pre-tax profit declined 36% to CHF 712 million from CHF 1,110 million. This decrease was mainly due to credit losses on lombard loans (loans granted against pledged items, mostly in the form of securities), as well as reductions in income earned on the significantly lower asset base. Partly offsetting these losses was a reduction in personnel expenses, which resulted from significantly lower variable compensation accruals. Wealth Management US recorded a pre-tax loss of CHF 341 million compared with a pre-tax profit of CHF 203 million in the third quarter. Excluding the ARS-related charges, pre-tax profit would have increased 30% to CHF 264 million. This result reflects lower personnel costs, including lower performance-related compensation accruals, while revenues were resilient during the quarter. Business Banking Switzerland’s pre-tax profit increased 39% to CHF 762 million, mainly due to the revaluation of UBS’s participation in the SIX Swiss Exchange. In addition, operating expenses decreased due to higher charges out to other businesses and lower personnel expenses reflecting reduced variable compensation.
FY08 vs FY07
Wealth Management International & Switzerland’s full year pre-tax profit was CHF 4,518 million in 2008, a decrease of 28% from CHF 6,310 million in 2007. This decline was driven by a 16% drop in income due to lower asset-based fees and transactional income, while credit loss expenses were CHF 389 million, compared with CHF 1 million in 2007. During the same period, operating expenses were reduced by 10% due largely to lower personnel costs. For full-year 2008, Wealth Management US recorded a pre-tax loss of CHF 698 million compared with a pre-tax profit of CHF 674 million in 2007. Driving the decline were the combined ARS-related expenses and trading losses of total CHF 1,524 million taken during 2008. Excluding these expenses and trading losses, the pre-tax result would have increased 23%. Business Banking Switzerland’s full year pre-tax profit increased 8% to CHF 2,449 million in 2008.
Business division results: Global Asset Management
4Q08 vs 3Q08
Pre-tax profit decreased 43%, or CHF 179 million, to CHF 236 million. Excluding the gain from the sale of a minority stake in Adams Street Partners in third quarter, pre-tax profit would have decreased CHF 11 million.
The decrease in underlying pre-tax profit was mainly due to a decline in management fees, as the average invested assets base declined due to the impact of negative financial market developments, currency fluctuations and net new money outflows, coupled with higher operational losses. These were partly offset by a reduction in personnel costs, which were mainly driven by lower incentive based compensation accruals and the impact of the firm’s ongoing expenditure review.
FY08 vs FY07
Pre-tax profit for full year 2008 was CHF 1,333 million, an 8% decrease from CHF 1,454 million in 2007. Excluding costs related to the closure of Dillon Read Capital Management in 2007 and the gain from the sale of a minority stake in Adams Street Partners in third quarter 2008, full-year pre-tax profit would have decreased CHF 501 million.

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10 February 2009
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Business division results: Investment Bank
4Q08 vs 3Q08
The pre-tax result was negative CHF 7,483 million compared with negative CHF 2,748 million.
This decrease was primarily due to trading losses and losses on exposures to monolines within the fixed income, currency and commodities (FICC) area. Fourth quarter 2008 saw: a decline in equities revenues, mainly due to negative revenues in the derivatives area; a decrease in total operating expenses, which at CHF 1,580 million were markedly down due to significant reductions in personnel costs; and an increase in non-personnel costs due to restructuring costs. A credit loss expense of CHF 1,939 million was recognized in fourth quarter 2008, mainly due to impairment charges taken against leveraged finance commitments. In addition, the Investment Bank recorded an own credit charge of CHF 1,616 million in the fourth quarter, mainly due to redemptions and repurchases of UBS debt during this period.
Investment banking revenues declined 33% during the fourth quarter, falling to CHF 528 million from CHF 786 million at the prior quarter end. The equities business saw revenues decline to CHF 231 million from CHF 1,225 million, mainly due to negative revenues in derivatives. Fixed income, currencies and commodities revenues were negative CHF 3,107 million compared with negative CHF 4,514 million. This result was primarily due to trading losses and losses on exposures to monolines.
FY08 vs FY07
The Investment Bank recorded a pre-tax loss of CHF 33,694 million for full-year 2008 compared with a pre-tax loss of CHF 16,669 million in the prior year. Total operating income was negative CHF 23,769 million, driven by negative revenues in the fixed income, currencies and commodities area. Total operating expenses declined to CHF 9,925 million from CHF 15,865 million. Personnel expenses decreased to CHF 4,882 million from CHF 11,286 million, driven by significantly lower performance-related compensation and lower salary costs.
Corporate Center results
4Q08 vs 3Q08
The Corporate Center recorded a pre-tax loss from continuing operations of CHF 3,610 million in fourth quarter 2008. This result compares with a pre-tax loss of CHF 7 million in third quarter, with the difference largely due to the transaction with the Swiss National Bank and the fair valuation impact of the mandatory convertible notes placed with the Swiss Confederation.
FY08 vs FY07
Pre-tax profit from continuing operations was CHF 0 million for full-year 2008, a decline from CHF 2,222 million in 2007. During this period, total operating income decreased 71% to CHF 1,029 million, largely a result of the accounting gain of CHF 3,860 million related to the MCNs issued on 5 March 2008, offset by the net impact of the SNB transaction and the fair valuation of the MCNs issued on 9 December 2008. In addition, total operating income for 2007 included a gain on UBS’s sale of its stake in Julius Baer in second quarter 2007.

Media Relations 10 February 2009 Page 10 of 12
Business division and Corporate Center results

							Performance before tax from
CHF million	Total operating income			Total operating expenses			continuing operations
For the quarter ended	31.12.08	30.9.08	% change	31.12.08	30.9.08	% change	31.12.08	30.9.08	% change

Wealth Management International & Switzerland	1,907	2,609	(27)	1,195	1,499	(20)	712	1,110	(36)
Wealth Management US	1,460	1,469	(1)	1,802	1,267	42	(341)	203
Business Banking Switzerland	1,336	1,186	13	574	638	(10)	762	548	39
Global Wealth Management & Business Banking	4,703	5,265	(11)	3,571	3,404	5	1133	1861	(39)
Global Asset Management	478	827	(42)	242	413	(41)	236	415	(43)
Investment Bank	(5,903)	(750)	(687)	1,580	1,998	(21)	(7,483)	(2,748)	(172)
Corporate Center	(3,358)	215		252	222	14	(3,610)	(7)
UBS	(4,079)	5,556		5,645	6,036	(6)	(9,724)	(480)

Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors
•	Fourth quarter financial report (PDF and interactive version)
•	Fourth results slide presentation
•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with Marcel Rohner, Group Chief Executive Officer, John Cryan, Group Chief Financial Officer and Jerker Johansson, Chairman and Chief Executive Officer of the Investment Bank will be webcast live on www.ubs.com at the following time on 10 February 2009:
•	0900 CET
•	0800 GMT
•	0300 US EST
Webcast playback will be available from 1400 CET on 10 February 2009.
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities, including the

Media Relations 10 February 2009 Page 11 of 12
possibility that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new and more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Relations 10 February 2009 Page 12 of 12
Income statement (unaudited)

	Quarter ended			% change from		Year ended
CHF million, except per share data	31.12.08	30.9.08	31.12.07	3Q08	4Q07	31.12.08	31.12.07

Continuing operations
Interest income	11,745	16,393	25,820	(28)	(55)	65,890	109,112
Interest expense	(9,879)	(14,971)	(24,283)	(34)	(59)	(59,687)	(103,775)
Net interest income	1,866	1,422	1,537	31	21	6,203	5,337
Credit loss (expense) / recovery	(2,310)	(357)	(238)	547	871	(2,996)	(238)
Net interest income after credit loss expense	(444)	1,065	1,299			3,207	5,099
Net fee and commission income	4,784	5,709	7,727	(16)	(38)	22,929	30,634
Net trading income	(8,779)	(1,509)	(13,915)	(482)	37	(25,474)	(8,353)
Other income	359	292	757	23	(53)	884	4,341

Total operating income	(4,079)	5,556	(4,132)		1	1,545	31,721

Personnel expenses	2,378	3,997	6,284	(41)	(62)	16,262	25,515
General and administrative expenses	2,806	1,702	2,258	65	24	9,581	8,429
Depreciation of property and equipment	395	288	310	37	27	1,241	1,243
Impairment of goodwill	0	0	0			341	0
Amortization of intangible assets	66	50	66	32	0	213	276

Total operating expenses	5,645	6,036	8,918	(6)	(37)	27,638	35,463

Operating profit from continuing operations before tax	(9,724)	(480)	(13,050)		25	(26,092)	(3,742)
Tax expense	(1,727)	(913)	(162)	(89)	(966)	(6,766)	1,369

Net profit from continuing operations	(7,997)	433	(12,888)		38	(19,327)	(5,111)

Discontinued operations
Profit from discontinued operations before tax	19	0	34		(44)	198	145
Tax expense	0	0	2		(100)	1	(258)
Net profit from discontinued operations	19	0	32		(41)	198	403

Net profit	(7,978)	433	(12,856)		38	(19,129)	(4,708)

Net profit attributable to minority interests	123	137	111	(10)	11	568	539
from continuing operations	123	136	111	(10)	11	520	539
from discontinued operations	0	1	0	(100)		48	0
Net profit attributable to UBS shareholders	(8,100)	296	(12,967)		38	(19,697)	(5,247)
from continuing operations	(8,119)	297	(12,999)		38	(19,847)	(5,650)
from discontinued operations	19	(1)	32		(41)	150	403

Earnings per share
Basic earnings per share (CHF)	(2.55)	0.10	(6.03)		58	(7.11)	(2.42)
from continuing operations	(2.56)	0.10	(6.04)		58	(7.17)	(2.61)
from discontinued operations	0.01	0.00	0.01		0	0.05	0.19
Diluted earnings per share (CHF)	(2.55)	0.09	(6.03)		58	(7.12)	(2.43)
from continuing operations	(2.56)	0.09	(6.04)		58	(7.17)	(2.61)
from discontinued operations	0.01	0.00	0.01		0	0.05	0.19

10 February 2009
UBS’s compensation decisions
•	UBS’s Board of Directors and its Group Executive Board won’t receive variable compensation for 2008.

•	Some former members of the Board and the GEB partially repaid past compensation.

•	UBS cut overall annual personnel expense by CHF 9.2 billion or 36%, in 2008

•	Overall variable compensation was reduced by CHF 7.8 billion.

•	No competitor reduced variable compensation so substantially.

•	Variable compensation allocated by management was reduced by 85%, to CHF 1.161 billion.

•	Global Wealth Management and Business Banking received 60% of this pool.

•	For 2008, a Conditional Variable Compensation Plan was introduced for senior employees to align their interests with those of shareholders and link compensation to UBS’s future success.

•	Similar to previous years, UBS will allocate stock appreciation rights to key position holders.
1. Introduction
A fundamental reality is that the commitment and contribution of UBS’s employees are essential to returning UBS to profitability. Our ability to compensate employees in an appropriate manner relative to competitors, i.e., to retain and attract critical staff, is vital if we are to master the challenges ahead. Our compensation decisions for 2008, which balance these considerations and the requirement to protect UBS’s capital base, are in the best interest of UBS’s shareholders.
The nature of UBS’s compensation model enables the firm to reduce total compensation costs swiftly and substantially while setting a floor on how deeply variable compensation can and should be cut. Ultimately, UBS believes that its shareholders benefit when the firm has a compensation scheme that permits it to recruit and retain skilled people.
The compensation decisions announced today have been approved by UBS’s Swiss regulator FINMA on 4 February 2009. As part of the transaction with the Swiss National Bank and the Swiss Confederation, UBS agreed that FINMA approval is required for its compensation decisions for 2008.
2. Variable compensation allocation for 2008
UBS reduced overall personnel expense by CHF 9.2 billion, or 36%, in 2008, primarily by reducing variable compensation. These figures demonstrate the advantages of a compensation model with fixed and variable components in an industry with extreme earnings volatility. UBS was able to adjust variable compensation costs to a changing market environment. The firm will therefore continue to rely on this model of fixed and variable components.

Table 1: Composition of UBS’s total personnel expense

	2007	2008		Change,
	in million	in million	Change,	in million
	CHF	CHF	in %	CHF
Total personnel expense	25’515	16’262	-36%	-9’253
- Salary and other non-variable compensation	-13’200	-11’974	-9%	-1’226
- Contractually-owed, revenue based compensation of US WM financial advisors	-2’397	-2’133	-11%	-264

= Effective variable compensation	9’918	2’155	-78%	-7’763
- UBS Pactual contractually agreed variable compensation	-726	-319	-56%	-407
- Other contractual compensation and guaranteed payments	-1’287	-675	-48%	-612

= Discretionary variable compensation	7’905	1’161	-85%	-6’744

Actual P&L impact
Effective variable compensation	9’918	2’155	-78%	-7’763
- Credit due to accounting change	437	-412
= P&L impact of effective variable compensation	10’355	1’743	-83%	-8’612
Compensation of US financial advisors is defined as commissions on the revenues they generate from clients. These commissions are contractually determined and owed once revenues are generated. They constitute the largest part of the total compensation of financial advisors. Contractually owed, revenue-based compensation of US WM financial advisors decreased by 11%, in line with the revenue decline.
Effective variable compensation was reduced by nearly 80% to CHF 2.155 billion. Due to an accounting effect of CHF 412 million, the actual net P&L impact of effective variable compensation is CHF 1.743 billion, down 83% from 2007. The restatement of accounts for 2007 and previous years related to IFRS2 resulted in several accounting effects.
A significant proportion of the effective variable compensation pool for 2008 is determined by fixed contractual commitments of CHF 994 million, including CHF 319 million of contractually agreed variable compensation for UBS Pactual. In addition to these fixed commitments, which are cash payments, UBS also granted contractually owed deferred instruments. These deferred instruments will only be paid out in the future if certain vesting conditions are fulfilled and will therefore also be expensed in the future (see also section 4 of this note).
Excluding these items, a pool of CHF 1.161 billion was available for discretionary cash payments. The size of this pool, which represents a substantial reduction of CHF 6.744 billion or 85% compared with 2007, was determined by management. It was determined by calculating the minimum amount needed to provide staff with a critical level of total compensation. In many job profiles, UBS maintained a compensation system with lower fixed compensation and higher variable compensation relative to the market.
The allocation of the compensation pool of CHF 1.161 billion to divisions was defined by divisional business performance, individual performance and seniority level. Global Wealth Management & Business Banking received 60% of the pool, the Investment Bank 15%, Global Asset Management 14% and the Corporate Center 11%. Per employee the pool was cut by 95% in the Investment Bank, 75% in Wealth Management US, 73% in Global Asset Management and 58% in both Global Wealth Management & Business Banking (excluding Wealth Management US) and the Corporate Center.

3. Achieving a stronger alignment of employee interests with shareholders’
In order to begin implementing principles of the new compensation model (e.g., long-term financial performance and compensation at risk) announced on 17 November, UBS has introduced a new forward-looking compensation instrument for senior employees (mainly at the MD, ED and D level) with a pool of approximately CHF 900 million. The Conditional Variable Compensation Plan (CVCP 2010-2012) will be granted in Q2 2009 and will vest pro-rata in Q2 2010, Q2 2011 and Q2 2012. The vesting of each tranche of the award depends on the following conditions:
•	UBS and the division of the employee are profitable in the year prior to the vesting date of the respective tranche.

•	There is no additional capital injection by the Swiss Confederation.

•	Employees are with the firm at the time of vesting.
From an accounting point of view, each tranche of the CVCP instrument will be expensed over the vesting period (i.e. from grant date to vesting).
Similar to previous years, UBS will allocate stock appreciation rights to key talents as part of the Key Employee Stock Appreciation Plan (KESAP).1 The plan is targeted at the key talent population and at individuals who distinguish themselves through superior performance that has a substantial impact on current results, as well as those expected to be critical to future performance and the sustainability of the business (overall about 5-10% of staff). The final value of these instruments for our employees is dependent on UBS’s future performance; they are an example of compensation at risk.
Awards are granted subject to forfeiture conditions and have a three-year cliff-vesting term. They are set at the money on the date of grant. KESAP is granted from conditional shares and has no negative capital effect during the vesting period. There is dilution if/when the rights are exercised.
4. Valuation of deferred compensation instruments
The figures presented in section 2 of this note provide a full breakdown on how UBS’s compensation decisions impact UBS’s 2008 financial accounts. As FINMA mentions in its statement (“UBS — Variabel Vergütungen”), a total limit was agreed for all deferred instruments. The final future cost of deferred compensation instruments, such as certain contractually owed awards (as mentioned in section 2) and CVCP and KESAP (described in section 3), cannot be determined today. It depends on whether the vesting conditions are fulfilled and on the future value of UBS’s share price (in the case of UBS share price-linked instruments, such as KESAP).

[1]	KESAP will replace the Key Employee Stock Option Plan. While UBS consistently utilized stock options within its compensation programs, stock appreciation rights are more effective for treasury management.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and
033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 10, 2009